                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                              JPS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    46624E405
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

------------------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 2 of 10 Pages
-----------------------                                      -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,454,209
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,454,209
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,454,209
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 3 of 10 Pages
-----------------------                                      -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,454,209
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,454,209
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,454,209
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 4 of 10 Pages
-----------------------                                      -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,454,209
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,454,209
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,454,209
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 5 of 10 Pages
-----------------------                                      -------------------

          The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

     Items 2(a) - (c) are hereby amended and restated to read as follows:

          (a) This  statement  is filed by Steel  Partners  II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b) The principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

          (c) The  principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

     Item 3 is hereby amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          The aggregate  purchase price of the 1,454,209  Shares of Common Stock owned by Steel Partners II is $5,856,728,  including  brokerage  commissions and mark-ups.  The Shares of Common Stock owned by Steel  Partners II were  acquired with partnership funds.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,494,259 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K for the year ended  November 1, 2003, as filed with the  Securities and Exchange Commission on January 30, 2004.

          As of the close of  business on January 29,  2004,  Steel  Partners II beneficially  owned 1,454,209 Shares,  constituting  approximately  15.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,454,209  Shares owned by Steel Partners
II,  constituting  approximately  15.3% of the Shares  outstanding.  As the sole executive officer and managing member  of  Partners  LLC,  which  in turn is the

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 6 of 10 Pages
-----------------------                                      -------------------

general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,454,209  Shares owned by Steel Partners II,  constituting approximately 15.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,454,209  Shares  owned by Steel
Partners  II by virtue of his  authority  to vote and  dispose  of such  Shares.
44,180 of such Shares were  transferred  to Steel Partners II as a result of the termination of the Services Agreement.

     Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions by the Reporting
Persons  in the  Issuer's  Common  Stock  during  the past 60 days.  All of such transactions were private transactions.

     Item 7 is hereby amended to add the following exhibit:

          3.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
               Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of
               January 29, 2004.

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 7 of 10 Pages
-----------------------                                      -------------------

                                   SIGNATURES
                                   ----------

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: January 29, 2004                          STEEL PARTNERS II, L.P.

                                                 By: Steel Partners, L.L.C.
                                                     General Partner

                                                 By: /s/ Warren G. Lichtenstein
                                                     ---------------------------
                                                     Warren G. Lichtenstein
                                                     Managing Member

                                                 STEEL PARTNERS, L.L.C.

                                                 By: /s/ Warren G. Lichtenstein
                                                     ---------------------------
                                                     Warren G. Lichtenstein
                                                     Managing Member

                                                  /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 WARREN G. LICHTENSTEIN

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 8 of 10 Pages
-----------------------                                      -------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock             Price Per                      Date of
        Purchased            Share (including mark-ups)($)         Purchase
  ----------------------     -----------------------------        -----------

                             Steel Partners II, L.P.
                             -----------------------
        29,200                         2.27                        12/19/03
        44,000                         2.30                        12/26/03
        49,793                         2.76                         1/23/04

                             Steel Partners, L.L.C.
                             ----------------------
                                      None

                             Warren G. Lichtenstein
                             ----------------------
                                      None

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                     Page 9 of 10 Pages
-----------------------                                      -------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                           Page
-------                                                           ----

1.   Joint Filing  Agreement by and between  Steel                 --
     Partners II, L.P. and Warren G. Lichtenstein,
     dated as of May 23, 2001 (previously filed).

2.   Joint  Filing  Agreement  by and among  Steel                 --
     Partners II, L.P.,  Steel Partners  Services,
     Ltd. and Warren G. Lichtenstein,  dated as of
     July 3, 2001 (previously filed).

3.   Joint  Filing  Agreement  by and among  Steel                 10
     Partners II, L.P., Steel Partners, L.L.C. and
     Warren  G.   Lichtenstein,    dated   as   of
     January 29, 2004.

-----------------------                                      -------------------
CUSIP No. 46624E405                   13D                    Page 10 of 10 Pages
-----------------------                                      -------------------

                         JOINT FILING AGREEMENT
                         ----------------------

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule  13D dated  January 29, 2004
(including  amendments  thereto)  with  respect  to  the  Common  Stock  of  JPS
Industries,  Inc.  This Joint Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated:  January 29, 2004                       STEEL PARTNERS II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   ---------------------------
                                                   Warren G. Lichtenstein
                                                   Managing Member

                                               STEEL PARTNERS, L.L.C.

                                               By: /s/ Warren G. Lichtenstein
                                                   ---------------------------
                                                   Warren G. Lichtenstein
                                                   Managing Member

                                               /s/ Warren G. Lichtenstein
                                               -------------------------------
                                               WARREN G. LICHTENSTEIN